UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BIOTIE THERAPIES OYJ

(Name of Issuer)

Ordinary shares, no nominal value (“Ordinary Shares”)

(Title of Class of Securities)

FI0009011571 (Ordinary Shares)

(CUSIP Number of Class of Securities)

Jane Wasman

President, International, General Counsel and Corporate Secretary

Acorda Therapeutics, Inc.

420 Saw Mill River Road

Ardsley, NY 10502

(914) 347-4300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Daniel Wolf, P.C.

Kirkland & Ellis LLP

601 Lexington Ave

New York, NY 10022

(212) 446-4884

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. FI0009011571

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ACORDA THERAPEUTICS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO; WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,154,150,273
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,154,150,273
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,154,150,273
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.9%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, no nominal value (the “Common Stock”) of Biotie Therapies Corp., a Finnish public limited liability company (the “Issuer”). The principal executive offices of the Issuer are located at Joukahaisenkatu 6, FI-20520 Turku, Finland.

Item 2.	Identity and Background

This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Acorda Therapeutics, Inc., a corporation organized under the laws of Delaware (“Acorda”). The address of Acorda’s principal executive offices is at 420 Saw Mill River Road, Ardsley, New York 10502. The telephone number of Acorda is (+1) 914 347 4300.

Acorda is a biotechnology company focused on developing therapies that restore function and improve the lives of people with neurological disorders. It has an industry leading pipeline of novel neurological therapies addressing a range of disorders, including multiple sclerosis, Parkinson’s disease, post-stroke walking deficits, epilepsy and migraine and markets three FDA-approved therapies, including Ampyra (dalfampridine) Extended Release Tablets, Zanaflex Capsules and tablets and Qutenza.

The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the last five (5) years for each director of Acorda and the name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the past five (5) years of each of the executive officers of Acorda and certain other information are set forth in Schedule I hereto.

None of the persons listed in Schedule I has, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I hereto has, during the past five (5) years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, Acorda and the Issuer entered into a Combination Agreement, dated as of January 19, 2016 (the “Combination Agreement”), a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference into this Item 3. Pursuant to the Combination Agreement, and upon the terms and subject to the conditions thereof, Acorda commenced a tender offer to purchase all of the issued and outstanding ordinary shares, no nominal value (the “Shares”), all of the outstanding American Depositary Shares, each representing 80 Shares (the “ADSs”), all of the outstanding Option Rights (as defined below), all of the outstanding Share Rights (as defined below) and all of the outstanding warrants issued on May 28, 2015 (the “Warrants”) (the outstanding Shares, ADSs, Option Rights, Share Rights and Warrants, collectively, the “Equity Interests”) in the Issuer that are not held by the Issuer or its subsidiaries (the “Tender Offer”). “Option Rights” means, collectively, option rights granted under the option plan resolved upon by the board of directors of the Issuer (the “Board of Directors”) on December 6, 2011 by virtue of an authorization granted by the annual general meeting of the Issuer held on May 6, 2011 (the “2011 Option Rights”), option rights granted under the option plan resolved upon by the Board of Directors of the Issuer on January 2, 2014 by virtue of an authorization granted by the annual general meeting of the Issuer held on April 4, 2013 (the “2014 Option Rights”), option rights granted under the option plan resolved upon by the Board of Directors of the Issuer on January 4, 2016 by virtue of an authorization granted by the annual general meeting of the Issuer held on May 26, 2015 (the “2016 Option Rights”) and option rights granted under the Swiss option plan dated June 17, 2008 (the “Swiss Option Rights”). “Share Rights” means, collectively, share units under the equity incentive plan resolved upon by the Board of Directors of the Issuer on December 6, 2011 by virtue of an authorization granted by the annual general meeting of the Issuer held on May 6, 2011 (the “2011 Share Rights”) and share units under the equity incentive plan resolved upon by the Board of Directors of the Issuer on January 2, 2014 by virtue of an authorization granted by the annual general meeting of the Issuer held on April 4, 2013 (the “2014 Share Rights”).

In order to allow holders of Equity Interests who did not tender their Equity Interests by April 8, 2016 to accept the Tender Offer, Acorda commenced a subsequent offer period in accordance with the terms and conditions of the Tender Offer (the “Subsequent Offer Period”). The Subsequent Offer Period commenced at 9:30 a.m. (EET) / 2:30 a.m. (New York Time) on April 14, 2016 and will expire at 4:00 p.m. (EET) / 9:00 a.m. (New York Time) on April 28, 2016.

The offer price for each outstanding Share validly tendered in accordance with the terms and conditions of the Tender Offer is EUR 0.2946 in cash (the “Share Offer Price”).

The offer price for each outstanding ADS validly tendered in accordance with the terms and conditions of the Tender Offer is EUR 23.5680 in cash (the “ADS Offer Price”), payable in the equivalent amount of U.S. dollars determined as near to the payment date as reasonably practicable based on the U.S. dollar spot rate against the euro exchange rate on the nearest practicable day to the applicable date on which the Tender Offer is consummated and all Equity Interests validly tendered and not withdrawn are transferred to Acorda (each such date a “Closing Date”).

The offer prices for outstanding Option Rights validly tendered in accordance with the terms and conditions of the Tender Offer are (i) EUR 0.2846 in cash for each 2011 Option Right, (ii) EUR 0.2846 in cash for each 2014 Option Right, (iii) EUR 0.1326 in cash for each 2016 Option Right payable, at the option of the holder, in euros or the equivalent amount of U.S. dollars determined as near to the payment date as reasonably practicable based on the U.S. dollar spot rate against the euro exchange rate on the nearest practicable day to the applicable Closing Date, (iv) EUR 0.2032 in cash for each Swiss Option Right with a per Share subscription price of CHF 0.10, (v) EUR 0.1026 in cash for each Swiss Option Right with a per Share subscription price of CHF 0.21, (vi) EUR 0.0386 in cash for each Swiss Option Right with a per Share subscription price of CHF 0.28, (vii) EUR 0.0112 in cash for each Swiss Option Right with a per Share subscription price of CHF 0.31, and (viii) EUR 0.0100 in cash for each other Swiss Option Right (collectively, the “Option Right Offer Price”).

The offer prices for outstanding Share Rights validly tendered in accordance with the terms and conditions of the Tender Offer are (i) EUR 0.2946 in cash for each 2011 Share Right, and (ii) EUR 0.2854 in cash for each 2014 Share Right, payable, in each case, at the option of the holder, in euros or the equivalent amount of U.S. dollars determined as near to the payment date as reasonably practicable based on the U.S. dollar spot rate against the euro exchange rate on the nearest practicable day to the applicable Closing Date (collectively, the “Share Right Offer Price”).

The offer price for each outstanding Warrant validly tendered in accordance with the terms and conditions of the Tender Offer is EUR 0.1664 in cash (the “Warrant Offer Price,” and together with the Share Offer Price, the ADS Offer Price, the Option Right Offer Price and the Share Right Offer Price, the “Offer Price”).

The Tender Offer expired on April 8, 2016 at 4:00 p.m. (Finnish time) / 9:00 a.m. (New York time), and Acorda accepted all of the Equity Interests that were validly tendered and not validly withdrawn in connection with the Tender Offer. 656,484,443 Shares, 3,120,541 ADSs, 435,000 2011 Option Rights, 4,280,125 2014 Option Rights, 12,401,120 2016 Option Rights, 1,949,116 Swiss Option Rights, 25,000 2011 Share Rights, 3,972,188 2014 Share Rights and 220,400,001 Warrants were tendered in the Tender Offer by the expiration date. Acorda paid an aggregate of $352,375,953 to holders of Equity Interests acquired pursuant to the Tender Offer, based on the European Central Bank EUR/USD spot rate of 1.1396 as of the close of business on April 12, 2016.

Acorda’s payments to holders of Equity Interests pursuant to the Tender Offer were funded with a private placement of 2,250,900 shares of Acorda’s common stock for an aggregate purchase price of approximately $75 million and cash on Acorda’s balance sheet.

The Equity Interests purchased in the Tender Offer gave Acorda aggregate ownership of more than 90 percent of the outstanding shares and votes in the Issuer, excluding the treasury shares held by the Issuer. Accordingly, on April 20, 2016, Acorda informed the Issuer that the redemption right and obligation under the Finnish Limited Liability Companies Act in respect of the Shares held by the minority shareholders has arisen, and Acorda announced that it it will initiate arbitral proceedings as provided in the Finnish Limited Liability Companies Act to effectuate the redemption of the Shares held by minority shareholders (such redemption, the “Subsequent Compulsory Redemption”). In the Subsequent Compulsory Redemption, the redemption price for the Shares will be EUR 0.2946 per Share, which is the same price as the consideration paid by Acorda in the tender offer.

Item 4.	Purpose of Transaction

The purpose of the Tender Offer is to acquire control of, and all of the Equity Interests in, the Issuer. All Equity Interests acquired by Acorda pursuant to the Tender Offer and the Subsequent Compulsory Redemption, if any, will be retained by Acorda.

On March 11, 2016, Acorda commenced the Tender Offer upon the terms and subject to the conditions set forth in the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) filed by Acorda with the Securities and Exchange Commission on March 11, 2016, and the offer to purchase (the “Tender Offer Document”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, the Letter of Transmittal for ADSs (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, the Acceptance Form for Shares (including any instruction letter attached thereto), a copy of which is attached as Exhibit (a)(1)(C) to the Schedule TO, the Acceptance Form for Uncertificated Equity Instruments (including any instruction letter attached thereto), a copy of which is attached as Exhibit (a)(1)(D) to the Schedule TO, and the Acceptance Form for Certificated Equity Instruments (including any instruction letter attached thereto), a copy of which is attached as Exhibit (a)(1)(E) to the Schedule TO (such acceptance forms and attached instructions, the “Acceptance Forms”), in each case, together with any amendments or supplements thereto. The Tender Offer expired on April 8, 2016 at 4:00 p.m. (EET)/ 9:00 am (New York Time), and Acorda accepted the Equity Interests tendered and not validly withdrawn in connection with the Tender Offer. An aggregate of 656,398,583 Shares, 3,120,541 ADSs, 435,000 2011 Option Rights, 5,120,125 2014 Option Rights, 12,401,120 2016 Option Rights, 1,949,116 Swiss Option Rights, 25,000 2011 Share Rights, 3,132,188 2014 Share Rights and 220,400,001 Warrants were purchased by Acorda in accordance with the terms of the Tender Offer, representing aggregate ownership of more than 90 percent of the number of shares and voting rights of the Issuer. Acorda paid an aggregate of $352,375,953.00 to holders of Equity Interests acquired pursuant to the Tender Offer, based on the European Central Bank EUR/USD spot rate of 1.1396 as of the close of business on April 12, 2016.

Under Chapter 18 of the Finnish Companies Act (624/2006, as amended) a shareholder holding more than 90 percent of the total number of shares and voting rights in a company shall have the right to redeem the remainder of the issued and outstanding shares in the company. Because Acorda obtained more than 90 percent of the issued and outstanding Shares (including Shares represented by ADSs) and voting rights in the Issuer in the Tender Offer, calculated on a fully diluted basis and otherwise in accordance with Chapter 18 Section 1 of the Finnish Limited Liability Companies Act, Acorda has initiated the Subsequent Compulsory Redemption in order to acquire title to all the outstanding Shares and ADSs in Acorda. In the Subsequent Compulsory Redemption, the redemption price for the Shares will be EUR 0.2946 per Share, which is the same price as the consideration paid by Acorda in the tender offer.

Once Acorda acquires all the Equity Interests, the Issuer will no longer be publicly-owned. Even if for some reason Acorda does not acquire all Equity Interests and the Subsequent Compulsory Redemption does not take place, there may be so few remaining shareholders and publicly-held ADSs that the ADSs will no longer be eligible to be traded on NASDAQ Global Select Market (“Nasdaq US”), there may not be a public trading market for ADSs of the Issuer, and the Issuer may no longer be required to make filings with the U.S. Securities and Exchange Commission (the “SEC”) or otherwise comply with the rules of the SEC relating to publicly-held companies. Once Acorda owns all of the Equity Interests, Acorda plans to delist the Shares from NASDAQ Helsinki Ltd. (“Nasdaq Helsinki”).

After the completion of the Tender Offer, the Issuer will become a subsidiary of Acorda. The business of the Issuer will be eventually integrated into the business of Acorda based upon an integration plan currently under development by the management of Acorda. While the integration plan is currently not expected to have any immediate material effect on the business operations, assets or employees of the Issuer in the near term, the final and longer term impact of the integration plan can be assessed only after the completion of the Tender Offer.

Acorda plans to maintain the operations of the Issuer’s South San Francisco facility in full and currently expects that the business and operations in South San Francisco will be continued substantially as they are currently being conducted. It is currently expected that in the near term, the completion of the Tender Offer will not have any immediate major impact on the Issuer’s Turku operations and employees. Acorda will consider the longer term operating plan and scope of the Turku operations following the completion of the Tender Offer as part of the integration planning.

To such end, Acorda has extended to certain employees of the Issuer in South San Francisco and may extend to certain additional employees of the Issuer, the opportunity to participate in Acorda’s compensation and benefit plans in accordance with their terms. The Offers extended to date include retention arrangements and equity awards consistent with Acorda’s new hire practices and equity compensation programs applicable to Acorda employees generally. Except for such retention arrangements and equity awards, which are subject to and effective upon the completion of the Tender Offer, all such offers are subject to and effective upon the completion of the Tender Offer and any Subsequent Compulsory Redemption.

All information contained in the sections of the Tender Offer Document entitled “Effect on Biotie’s Operations and Assets and Future Position of Management and Employees”; “The Offeror’s Strategic Plans”; and “The Offeror’s Future Plans with respect to Biotie Shares” is incorporated herein by reference. Except as set forth in this Schedule 13D (including any information incorporated by reference) and in connection with the transaction described above, none of the Reporting Persons has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to the Schedule 13D.

The foregoing description of the Combination Agreement is qualified in its entirety by reference to the Combination Agreement, which is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer

(a) and (b) As of April 18, 2016, Acorda was the direct record owner of and may be deemed to have sole voting and dispositive power with respect to, 1,154,150,273 Shares, representing approximately 93.9% of the issued and outstanding Shares.

(c) On April 18, 2016, an aggregate of 656,398,583 Shares, 3,120,541 ADSs, 435,000 2011 Option Rights, 5,120,125 2014 Option Rights, 12,401,120 2016 Option Rights, 1,949,116 Swiss Option Rights, 25,000 2011 Share Rights, 3,132,188 2014 Share Rights and 220,400,001 Warrants were purchased by Acorda in accordance with the terms of the Tender Offer at the Offer Price.

(d) Except as set forth in this Schedule 13D, Acorda does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, securities covered by the Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference. All information contained in the sections of the Tender Offer Document entitled “Background to the Tender Offer”, “Irrevocable Undertakings of Major Shareholders” and “Undertakings” is incorporated herein by reference. Except as disclosed in this Schedule 13D or as set forth in or contemplated in the Combination Agreement, there are no contracts, understandings or relationships between Acorda and any third person with respect to the Shares.

Item 7.	Material to Be Filed as Exhibits

1.	Combination Agreement, dated as of January 19, 2016, between the Issuer and Acorda (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by Acorda on January 19, 2016)

2.	Tender Offer Document (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Acorda with the Securities and Exchange Commission on March 11, 2016, as amended).

3.	Letter of Transmittal for holders of ADSs, dated March 11, 2016 (including Internal Revenue Service Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to Schedule TO filed by Acorda with the Securities and Exchange Commission on March 11, 2016, as amended).

4.	Form of Acceptance Form and Cover Letter for Shares (incorporated by reference to Exhibit (a)(1)(C) to Schedule TO filed by Acorda with the Securities and Exchange Commission on March 11, 2016, as amended).

5.	Form of Acceptance Form and Cover Letter for Uncertificated Equity Interests (incorporated by reference to Exhibit (a)(1)(D) to Schedule TO filed by Acorda with the Securities and Exchange Commission on March 11, 2016, as amended).

6.	Form of Acceptance Form and Cover Letter for Certificated Equity Interests (incorporated by reference to Exhibit (a)(1)(C) to Schedule TO filed by Acorda with the Securities and Exchange Commission on March 11, 2016, as amended).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

ACORDA THERAPEUTICS, INC.

By:	/s/ Michael Rogers
Name:	Michael Rogers
Title:	CFO
Date:	April 25, 2016

SCHEDULE I

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of Acorda

The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and executive officer of Acorda. The current business address of each person is 420 Saw Mill River Road, Ardsley, NY 10502, USA and the current phone number is (+1) 914 347 4300. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Rick Batycky, Ph.D.	Rick Batycky, Ph.D. has been Chief Technology Officer and Site Head at Acorda since October 2014. He joined Acorda as part of Acorda’s acquisition of Civitas Therapeutics, a Chelsea, MA-based biopharmaceutical company that Dr. Batycky co-founded in 2009, serving as Chief Scientific Officer. Dr. Batycky has close to two decades of experience in drug development, with a focus on inhaled therapies. Prior to founding Civitas, Dr. Batycky was the Chief Scientific Officer and Sr. Vice President of Research & Development at Pulmatrix. He was previously the Vice President of Research and Development at Alkermes, overseeing many facets of product development across pulmonary, injectable and oral platforms. Dr. Batycky was an original member of Advanced Inhalation Research (AIR®), where he oversaw product development utilizing the ARCUS® technology for pulmonary delivery. Acorda has global development rights to the ARCUS technology as part of the Civitas acquisition. Dr. Batycky held several academic posts prior to joining AIR. Dr. Batycky received his B.Sc. in Chemical Engineering from University of Calgary and his S.M. and Ph.D. in Chemical Engineering from the Massachusetts Institute of Technology (MIT).

Andrew R. Blight, Ph.D.	Andrew R. Blight, Ph.D., has been our Chief Scientific Officer since January 2004 and previously served as our Executive Vice President, Research and Development from 2000 to 2004, and Vice President, Research and Development, from 1998 to 2000. Prior to joining Acorda, Dr. Blight spent approximately six years as Professor and Director of the Neurosurgery Research Laboratory at the University of North Carolina at Chapel Hill. Dr. Blight held prior academic positions at Purdue University and New York University. Dr. Blight is a leader in SCI pathophysiology research and has made several important contributions to the field, particularly on the role of demyelination in SCI. He also pioneered the therapeutic application of 4-AP in SCI animal models and in human clinical trials. Dr. Blight is a member of the editorial board of the Journal of Neurotrauma and has served as a member of the Neurological Sciences and Disorders-A (NSDA) review committee at the National Institutes of Health (NIH). He was previously Secretary, Treasurer and Vice President of the National Neurotrauma Society. Dr. Blight received his B.S. in Zoology and his Ph.D. in Zoology/Neurobiology from the University of Bristol, U.K.

Ron Cohen, M.D.	Ron Cohen, M.D., has served as our President and Chief Executive Officer since he founded Acorda in 1995. Dr. Cohen previously was a principal in the startup of Advanced Tissue Sciences, Inc., a biotechnology company engaged in the growth of human organ tissues for transplantation. Dr. Cohen received his B.A. with honors in Psychology from Princeton University, and his M.D. from the Columbia College of Physicians & Surgeons. He completed his residency in Internal Medicine at the University of Virginia Medical Center, and is Board Certified in Internal Medicine. Dr. Cohen currently serves on the board of directors of VBL Therapeutics. In addition, within the last five years, he previously served on the board of directors of Dyax Corp. Dr. Cohen previously was a Director and Chairman of the New York Biotechnology Association. He currently serves as Chair of the board of the Biotechnology Industry Organization (BIO). He also serves as a member of the Columbia-Presbyterian Health Sciences Advisory Council and was awarded Columbia University’s Alumni Medal for Distinguished Service. In 2010, Dr. Cohen was named NeuroInvestment’s (now called NeuroPerspective) CEO of the Year and in 2009 he was recognized by PharmaVoice Magazine as one of the 100 Most Inspirational People in the Biopharmaceutical Industry. Dr. Cohen is a recipient of the Ernst & Young Entrepreneur of the Year Award for the New York Metropolitan Region, and an inductee into the National Spinal Cord Injury Association’s

“Spinal Cord Injury Hall of Fame.” In 2010, Dr. Cohen was recognized by the New York Biotechnology Association as the NYBA “The Cure Starts Here” Business Leader of the Year. Dr. Cohen is the principal strategist in Acorda’s commitment to being a fully-integrated biopharmaceutical company that is a leading innovator in neurology. His extensive knowledge of Acorda and its history provides our Board with valuable perspectives to advance our business and the interests of our stockholders.

Barry Greene	Barry Greene has been a member of our Board since January 2007. Mr. Greene currently serves as President and Chief Operating Officer of Alnylam Pharmaceuticals, Inc., a biopharmaceutical company based in Cambridge, MA. Mr. Greene joined Alnylam in September 2003, bringing over 15 years of experience in the healthcare industry and in consulting. Prior to Alnylam, he was General Manager of Oncology at Millennium Pharmaceuticals, Inc., where he led Acorda’s global strategy and execution for its oncology business, including strategic business direction and execution, culminating in the successful approval and launch of VELCADE (bortezomib) in mid-2003. Prior to joining Millennium in February 2001, Mr. Greene served as Executive Vice President and Chief Business Officer for Mediconsult.com. Prior to Mediconsult.com, Mr. Greene’s past experiences included being Vice President of Marketing and Customer Services for AstraZeneca (formerly AstraMerck); Vice President Strategic Integration with responsibility for the AstraZeneca North American post-merger integration; and partner of Andersen Consulting, responsible for the pharmaceutical/biotechnology marketing and sales practice. He currently serves as member of the board of directors of Karyopharm Therapeutics Inc. Mr. Greene previously was a member of the boards of directors of Regulus Therapeutics, LLC and Intercept Pharmaceuticals, Inc. Mr. Greene received his B.S. in Industrial Engineering from the University of Pittsburgh and serves as a Senior Scholar at Duke University, Fuqua School of Business. Mr. Greene brings to our Board extensive experience in the healthcare industry as well as practical experience guiding new drugs through the commercialization process.

Andrew Hindman	Andrew Hindman has been our Chief Business Development Officer since May 2014. Prior to joining Acorda, Mr. Hindman held several senior executive level positions in the biopharmaceutical industry, most recently from 2011 to 2014 as President, Chief Executive Officer and member of the Board of Tobira Therapeutics, a privately-held biotechnology company located in South San Francisco, CA. At Tobira, Mr. Hindman was responsible for developing a new corporate strategy, building new leadership and operational teams, and raising operating capital. Prior thereto, Mr. Hindman held senior corporate development and commercial operating positions, including from 2010 to 2011 at Nodality, Inc., from 2008 to 2010 at Onyx Pharmaceuticals, Inc., and from 1998 to 2008 at Gilead Sciences, Inc. Mr. Hindman holds a B.A. in biochemistry and economics, graduating Phi Beta Kappa, from Wesleyan University and an executive MBA from Columbia University and the University of California Berkeley, Haas School of Business.

Peder K. Jensen, M.D.	Peder K. Jensen, M.D., has been a member of our Board of Directors since April 2011. Dr. Jensen is currently president of Bay Way Consultants, LLC, a consulting firm based in San Rafael, CA founded by Dr. Jensen in 2010 that advises pharmaceutical and biotechnology companies. Dr. Jensen’s experience includes over 20 years with Schering-Plough Corporation, a global pharmaceutical company, and then Merck & Co., Inc. after the merger of Schering-Plough with Merck in 2009. During his tenure at Schering-Plough/Merck, Dr. Jensen held a number of global senior research and development positions, including Vice President Clinical Research, SPRI, Executive Vice President Worldwide Drug Development, SPRI, and most recently Corporate Senior Vice President, and General Manager, R&D for Japan and Asia/Pacific from 2006 to 2010. Dr. Jensen has more than 24 years of global drug development experience across a variety of therapeutic areas, including neurology, cardiovascular, anti-infective, oncology and immunology. Over the course of his career, Dr. Jensen has been responsible for more than 40 new drug approvals worldwide, including in the U.S., Europe and Japan. Dr. Jensen also currently serves on the board of directors of FivePrime Therapeutics, Inc. Dr. Jensen previously was a member of the board of directors of BioCryst Pharmaceuticals, Inc. Dr. Jensen received his M.D. from the University of Copenhagen. Dr. Jensen’s extensive global pharmaceutical experience, combined with his specific knowledge in developing new and innovative medical treatments in many different therapeutic areas, including neurology, makes him well positioned to provide advice and guidance to Acorda on its research and development programs.

John P. Kelley	John P. Kelley has been a member of our Board of Directors since December 2008. Mr. Kelley is currently Chief Executive Officer of Tenax Therapeutics, Inc. (formerly named Oxygen Biotherapeutics, Inc.), a Morrisville, NC-based company that focuses on developing products for the critical care market, where he also serves as a member of the board of directors. Mr. Kelley has held this position since November 2013. From 2011 to 2013, Mr. Kelley was President, Chief Executive Officer, and a director of Phyxius Pharma, Inc., a privately-held development stage pharmaceutical company co-founded by Mr. Kelley in 2011 focused on developing products for use in acute care settings. Mr. Kelley became Chief Executive Officer of Tenax Therapeutics when it acquired Phyxius Pharma in 2013. Previously, Mr. Kelley was the President and Chief Operating Officer of The Medicines Company, a pharmaceutical company providing acute care hospital products worldwide, from 2004 to 2009. He also served on The Medicines Company’s board of directors from 2005 to 2009. From 2000 to 2004, Mr. Kelley held a series of positions at Aventis, a global pharmaceutical company, including Senior Vice President, Global Marketing and Medical, where he was accountable for worldwide brand management. Prior to the formation of Aventis, he held a series of positions at Hoechst Marion Roussel, Inc., a life sciences firm focused on pharmaceuticals, including, from 1998 to 1999, Vice President, Commercial Director, U.S. and, from 1995 to 1998, Vice President of Marketing. Mr. Kelley received a B.A. from Wilkes University and an M.B.A. from Rockhurst University. Mr. Kelley’s extensive knowledge of the pharmaceutical industry as well as his operations and marketing experience make him well positioned to provide advice and guidance to Acorda at this stage of its development. The Board has determined that Mr. Kelley qualifies as an audit committee financial expert. Based on his public company and broad corporate experience, Mr. Kelley serves as Chair of our Compensation Committee.

David Lawrence	David Lawrence has been our Chief of Business Operations since October 2013. Prior to that, from January 2005 to October 2013, he served as our Chief Financial Officer. He previously served as our Vice President, Finance from January 2001 through 2004, and Director, Finance from 1999 to 2001. From 1991 to 1999, Mr. Lawrence held several positions for Tel-Air Communications, Inc., including Vice President and Controller. Prior to Tel-Air, he held the financial management positions of Controller and Finance Manager for Southwestern Bell and Metromedia Telecommunications, respectively. Mr. Lawrence received his undergraduate degree in Accounting from Roger Williams College, and an M.B.A in Finance from Iona College. Mr. Lawrence is a founding member and currently serves on the board of directors and as Treasurer of The Brian Ahearn Children’s Fund.

Sandra Panem, Ph.D.	Sandra Panem, Ph.D., has been a member of our Board since 1998. She is currently a partner at New York, NY-based Cross Atlantic Partners, which she joined in 2000. She is also currently President of NeuroNetworks Fund, a New York, NY-based not-for-profit venture capital fund focusing on neurodisorders which she co-founded in December 2014. From 1994 to 1999, Dr. Panem was President of Vector Fund Management, the then asset management affiliate of Vector Securities International. Prior thereto, Dr. Panem served as Vice President and Portfolio Manager for the Oppenheimer Global BioTech Fund, a mutual fund that invested in public and private biotechnology companies. Previously, she was Vice President at Salomon Brothers Venture Capital, a fund focused on early and later-stage life sciences and technology investments. Dr. Panem was also a Science and Public Policy Fellow in economic studies at the Brookings Institution, and an Assistant Professor of Pathology at the University of Chicago. She received a B.S. in biochemistry and a Ph.D. in microbiology from the University of Chicago. Dr. Panem currently serves on the boards of directors of Labcyte, Inc., GenomeQuest, Inc., and BioLineRx Ltd. Dr. Panem’s experience investing in life sciences companies, and her long-standing relationship with Acorda as a Board representative of one of its earliest investors, provides historical perspective on Acorda and the life sciences industry. Based on her broad industry and corporate experience, Dr. Panem serves as Chair of our Nominations and Governance Committee.

Lorin J. Randall	Lorin J. Randall has been a member of our Board since January 2006. Mr. Randall, a financial consultant, was Senior Vice President and Chief Financial Officer of Eximias Pharmaceutical

Corporation, a development-stage drug development company, from 2004 to 2006. From 2002 to 2004, Mr. Randall served as Senior Vice President and Chief Financial Officer of i-STAT Corporation, a publicly-traded manufacturer of medical diagnostic devices that was acquired by Abbott Laboratories in 2004. From 1995 to 2001, Mr. Randall was Vice President and Chief Financial Officer of CFM Technologies, Inc., a publicly-traded manufacturer of semiconductor manufacturing equipment. Mr. Randall previously served on the board of Quad Systems Corporation, a publicly-traded manufacturer of electronics manufacturing equipment where he served as Chairman of the Audit Committee. He currently serves on the boards of directors of Athersys, Inc., and Nanosphere, Inc. In addition, within the last five years, he previously served on the boards of directors of Tengion, Inc. and MotoLogic, Inc. Mr. Randall received a B.S. in accounting from The Pennsylvania State University and an M.B.A. from Northeastern University. As a former Chief Financial Officer of a number of publicly-traded companies, Mr. Randall possesses financial acumen acquired through working experience, including an understanding of financial matters and the preparation and analysis of financial statements. The Board has determined that Mr. Randall qualifies as an audit committee financial expert.

Steven M. Rauscher	Steven M. Rauscher has served on our Board since March 2005. He is Founder & Principal of BioPharm Physicians, LLC, a Lexington, MA-based company formed in 2010 to provide consulting services to physicians and companies in the biopharmaceutical industry. Previously, he was Client Partner with Euromedica, a life sciences executive search firm, from 2012 to 2014. Prior thereto, he was President and Chief Executive Officer of Oscient Pharmaceuticals Corporation, a commercial stage biopharmaceutical company, from 2000 to 2009. He joined Oscient in 2000 having served as a member of the Board of Directors since 1993. Previously, Mr. Rauscher was Chief Executive Officer of AmericasDoctor, a company providing clinical research services to the pharmaceutical industry. Prior to AmericasDoctor, he held a number of leadership positions at Abbott Laboratories, including Vice President of Corporate Licensing, Vice President of Business Development, International Division and Vice President of Sales, U.S. Pharmaceuticals. Mr. Rauscher received a B.S. from Indiana University and an M.B.A. from the University of Chicago. Having served as a Chief Executive Officer of a commercial stage biopharmaceutical company as well as in other executive roles in a variety of companies in our industry, Mr. Rauscher brings to our Board leadership skills and expertise in managing the challenges of a biopharmaceutical company. Based on his management and operational experience and expertise in the pharmaceutical industry, Mr. Rauscher serves as the Chair of our Compliance Committee and oversees the non-financial governance and risk management processes of Acorda.

Michael Rogers	Michael Rogers has been our Chief Financial Officer since October 2013. Prior to joining Acorda, Mr. Rogers was the Executive Vice President and Chief Financial Officer of BG Medicine, Inc., a publicly-traded life sciences company based in Waltham, MA, from June 2009 to October 2012. Prior to that, Mr. Rogers was the Executive Vice President, Chief Financial Officer and Treasurer of Indevus Pharmaceuticals, Inc. from 1999 until Acorda’s sale to Endo Pharmaceuticals in 2009. He also served as Chief Financial Officer at Advanced Health Corporation and AutoImmune, Inc. Mr. Rogers has more than 23 years of experience in the biopharmaceutical industry, including as an investment banker at Lehman Brothers and PaineWebber, where he focused on life sciences companies. Mr. Rogers received his B.A. from Union College, and an M.B.A. from the Darden School of Business at the University of Virginia. He currently serves on the Board of Directors for pSivida Corp. and previously served on the Board of Coronado Biosciences, Inc.

Lauren M. Sabella	Lauren M. Sabella has been our Chief Commercial Officer since February 2015. Prior to that, from January 2010 to February 2015, she was our Executive Vice President, Commercial Development. Ms. Sabella was the Founder and Principal of Tugboat Consulting Group, an independent consulting practice assisting companies in the commercialization process. Ms. Sabella also served as Corporate Officer and VP of Commercial Development at Altus Pharmaceuticals from May 2006 to September 2008, with responsibility for all aspects of commercialization. Prior to joining Altus, Ms. Sabella was employed by Boehringer Ingelheim Pharmaceuticals for 18 years in positions of increasing responsibility. In her last role, she served as VP of Sales, Eastern Zone, where she led the successful sales launch of Spiriva and ran both Primary Care and Specialty Divisions, including Neurology, Urology and Cardio/Pulmonary. Prior to this role, she had over ten years of marketing experience where she led several brand launches including Mobic, an NSAID which became a $1 billion brand. Ms. Sabella holds a B.B.A. from Hofstra University.

Ian Smith	Ian Smith has been a member of our Board since February 2007. Mr. Smith currently serves as Executive Vice President and Chief Financial Officer of Boston, MA-based global biotechnology company Vertex Pharmaceuticals, Inc., a position he has held since February 2006. From November 2003 to February 2006, he was Senior Vice President and Chief Financial Officer, and from October 2001 to November 2003, he served as Vice President and Chief Financial Officer, at Vertex. From 1999 to 2001, Mr. Smith served as a partner in the Life Science and Technology Practice Group of Ernst & Young LLP. Mr. Smith initially joined Ernst & Young’s U.K. firm in 1987, and then joined its Boston office in 1995. Mr. Smith currently is a member of the board of directors of Infinity Pharmaceuticals, Inc. In addition, he previously served on the board of directors of ToleRx, Inc. Mr. Smith holds a B.A. in accounting and finance from Manchester Metropolitan University, U.K., is a member of the American Institute of Certified Public Accountants and is a Chartered Accountant of England and Wales. Mr. Smith has extensive global financial and accounting experience and possesses an understanding of financial matters and the preparation and analysis of financial statements. The Board has determined that Mr. Smith qualifies as an audit committee financial expert. Based on his extensive financial experience, Mr. Smith serves as Chair of our Audit Committee. Mr. Smith is a citizen of the United Kingdom.

Jane Wasman	Jane Wasman has been our President, International, General Counsel and Corporate Secretary since October 2012. Prior to that, from January 2012 until October 2012, she was our Chief, Strategic Development, General Counsel and Corporate Secretary; and from May 2004 until January 2012, she was our Executive Vice President, General Counsel and Corporate Secretary. Prior to joining Acorda, from 1995 to 2004, Ms. Wasman held various leadership positions at Schering-Plough Corporation, including Staff Vice President and Associate General Counsel responsible for legal support for U.S. Pharmaceuticals operations, including sales, marketing and compliance; FDA regulatory matters; licensing and mergers and acquisitions; and global research and development. She served as Staff Vice President, International in 2001 and as Staff Vice President, European Operations-Legal from 1998 to 2000. Previously, Ms. Wasman specialized in litigation at Fried, Frank, Harris, Shriver & Jacobson. She also served as Associate Counsel to the U.S. Senate Committee on Veteran’s Affairs. Ms. Wasman graduated Magna Cum Laude and Phi Beta Kappa from Princeton University and earned her J.D. from Harvard Law School. Ms. Wasman is a member of the board of directors and the executive committee of the board of the New York Biotechnology Association (NYBA).